Exhibit 99.6

Regulation 9D – Report on the Liabilities of the Reporting Corporation and
Companies that are Consolidated or Proportionately Consolidated in the Financial Statements as at June 30, 2011

1	The liabilities of the reporting corporation, as a separate legal entity:

A.
Liability certificates issued by the reporting corporation, held by the public, except for the liability certificates held by the parent company of the reporting corporation, a controlling shareholder therein, corporations under their control or under the control of the reporting corporation.

	Principal payments	Gross interest payments
	CPI-linked (NIS)	(pre-tax)
	NIS millions	NIS millions

First year	300	79
Second year	300	64
Third year	300	48
Fourth year	300	32
Fifth year onwards	300	16
Total	1,500	239

On July 3, 2011, the Company issued additional debentures (see Note 12D to the consolidated financial statements). The information in this report is correct as at June 30, 2011 and does not include the new debentures.

B.	Liability certificates and non-banking credit as follows:

Liability certificates issued by the reporting company, which are not held by the public, except for the liability certificates held by the parent company of the reporting corporation, a controlling shareholder therein, corporations under their control or under the control of the reporting corporation.

	Principal payments	Principal payments	Gross interest payments
	CPI-linked (NIS)	Unlinked (NIS)	(pre-tax)
	NIS millions	NIS millions	NIS millions

First year	69	-	30
Second year	-	-	27
Third year	-	-	27
Fourth year	-	-	27
Fifth year onwards	-	400	100
Total	69	400	211

C.	Credit received by the reporting corporation from the Bank of Israel

	Principal payments	Gross interest payments
	Unlinked (NIS)	(pre-tax)
	NIS millions	NIS millions

First year	677	211
Second year	77	181
Third year	475	168
Fourth year	475	144
Fifth year onwards	2,496	323
Total	4,200	1,027

2
For liabilities of the subsidiaries and the proportionately-controlled subsidiaries of the reporting corporation, except for companies  that are themselves a reporting corporation, the following will be specified:

A.	Credit received by the subsidiaries from the Bank of Israel

B.	Total liability certificates issued by the subsidiaries

	Principal payments	Principal payments	Gross interest payments
	CPI-linked (NIS)	Unlinked (NIS)	(pre-tax)
	NIS millions	NIS millions	NIS millions

First year	181	9	34
Second year	172	11	25
Third year	173	11	17
Fourth year	155	12	8
Fifth year onwards	20	31	3
Total	701	74	87

3	Credit from Group companies or liability certificates held by Group companies:

Credit received by the reporting corporation from companies that are consolidated or proportionately consolidated in its financial statements, and the balance of liability certificates issued by the reporting corporation held by them.

	Principal payments	Gross interest payments
	CPI-linked (NIS)	(pre-tax)
	NIS million	NIS millions

First year	175	46
Second year	175	37
Third year	175	28
Fourth year	175	19
Fifth year onwards	175	9
Total	875	139